Exhibit 21.1

List of Subsidiaries of Gogo Inc.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
AC BidCo LLC	Delaware	100%
Aircell Business Aviation Services LLC	Delaware	100%
Aircell International, Inc.	Colorado	100%
Gogo LLC	Delaware	100%
Gogo Air International Sarl	Geneva (Switzerland)	100%
Gogo Connectivity Ltd.	British Columbia (Canada)	100%
Gogo Intermediate Holdings LLC	Delaware	100%
Gogo International Holdings LLC	Delaware	100%
LiveTV Airfone LLC	Delaware	100%